Exhibit 99.1

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB), in compliance to the statement in CVM Instruction no. 358, of January 03, 2002, informs that its subsidiary Empresa Siderúrgica del Perú S.A.A. - Siderperu, located in the city of Chimbote (Peru), announced on this date an investment plan of US$ 1.4 billion to increase more than sixfold its installed production capacity.

The steel production capacity will be of 1.5 million metric tons by 2011 and 3.0 million tons by 2013. During the first stage, a technical feasibility study will be developed to include the assessment to build and install production equipment, logistics, infrastructure, energy and environment requirements, among others.

This investment shall have a highly positive impact for the city of Chimbote, since it forecasts a generation of more than 4 thousand jobs during the construction stage and 2 thousand new, direct jobs.

Rio de Janeiro – September 01, 2008

Osvaldo Burgos Schirmer
Executive Vice President
and Investor Relations Director